FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 28, 2022, announcing that TIM Brasil Reaches Over 1,000 Sites Leveraging Gilat’s Platform to Build the Largest 4G Satellite Cellular Backhaul Network in Latin America.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 28, 2022	By: /s/ Yael Shofar
Yael Shofar
General Counsel

TIM Brasil Reaches Over 1,000 Sites Leveraging Gilat’s
Platform to Build the Largest 4G Satellite Cellular Backhaul
Network in Latin America

Gilat’s SkyEdge II-c platform enables extension of TIM's 4G cellular network and agriculture IoT connectivity, thus bridging the digital divide in Brazil

Petah Tikva, Israel, February 28, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that TIM Brasil, a Tier-1 mobile network operator, has reached a milestone of over 1,000 sites leveraging Gilat's SkyEdge II-c platform to build the largest 4G satellite cellular backhaul network in Latin America. Gilat's platform demonstrates carrier grade service levels in support of the extended 4G rural coverage and agriculture IoT connectivity. The large network provides a major push to bridging the digital divide in Brazil.

As new sites are added to the 4G network, Gilat provides to TIM Brasil a unique one-stop-shop for timely deployment, commissioning, and activation of satellite backhaul services, leveraging Gilat’s local presence and delivery capabilities.

“Gilat, with its local presence and delivery capabilities, was fundamental in helping us to provide high-quality 4G connectivity to all Brazilian cities as part of our Sky Coverage program, thus meeting regulatory obligations, and addressing the IoT/Agribusiness market," said Marco Di Costanzo, Network Director at TIM Brasil. “Gilat's SkyEdge II-c platform and high-performance Capricorn VSATs enable us to extend this project across one-thousand sites, proudly building the largest 4G satellite backhaul in the region.”

"We are proud to support the TIM Brasil Sky Coverage program," said Michal Aharonov, Chief Commercial Officer at Gilat. "Through the inspiring work with TIM Brasil, we are able to demonstrate, once again, how Gilat's services and leading 4G satellite backhaul solution bring un-matched value to our partners, as well as enhance the lives of people around the world and assist in closing the digital divide.”

About TIM Brasil
“To evolve together with courage, transforming technology into freedom” is the purpose of TIM, which operates throughout Brasil with telecommunications services, leading 4G coverage. The company is recognized for leading important market movements - in line with its signature, "Imagine the possibilities”-, the company is a pioneer in 5G trials in the country and had a leading role in the next generation mobile networks frequency auction, which will revolutionize several segments of the Brazilian Industry.

For being committed to the best environmental, social and governance practices, TIM integrates important portfolios of the Brazilian stock exchange, such as the New Market (Novo Mercado), the S & P / B3 Brasil ESG, the Carbon Efficient Index (ICO2) and the Corporate Sustainability Index (ISE). It is listed on the Sustainability Yearbook 2022, that reunites the most sustainable companies in the world, and it was the first telephone company recognized by the Federal Controller General (CGU) with the "Pro-ethics" seal and the ISO 370001 certificate, related to actions against bribery.

TIM values a more diverse and inclusive organizational culture and works to fight prejudice and bring awareness about the topic to the society. These activities have led the company to receive important acknowledgments: it is present in the Bloomberg Gender Equity Index and leads, among Brazilian and Telecom companies in the world, the Refinitiv Diversity & Inclusion Index, that evaluates the performance of more than 11 thousand companies.  For more information, access: www.tim.com.br.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com